Exhibit 99.2

New Oriental Education & Technology Group Inc.

(continued in the Cayman Islands with limited liability)

(NYSE: EDU and SEHK: 9901)

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NOTICE OF ANNUAL GENERAL MEETING

To be held on November 18, 2021

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of New Oriental Education & Technology Group Inc. (the “Company”) will be held at No. 6 Hai Dian Zhong Street, Haidian District, Beijing, People’s Republic of China, on November 18, 2021 at 5:00 p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on October 29, 2021 (Beijing time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F and/or Hong Kong annual report, free of charge, from the Company’s website at investor.neworiental.org, from SEC’s website at www.sec.gov (for the annual report on Form 20-F) or the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk (for the Hong Kong annual report), or by writing to Ms. Sisi Zhao, Investor Relations Director, New Oriental Education & Technology Group, No. 6 Haidian Zhong Street, Haidian District, Beijing 100080, People’s Republic of China, or by email to zhaosisi@xdf.cn.

By Order of the Board of Directors,
New Oriental Education & Technology Group Inc.

/s/ Michael Minhong Yu
Michael Minhong Yu
Executive Chairman

Beijing, China

October 18, 2021